SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*†

Fifth Street Senior Floating Rate Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679F 10 1

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This Schedule 13D/A constitutes (i) Amendment No. 4 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016, Amendment No. 2 filed on August 16, 2016 and Amendment No. 3 filed on August 26, 2016, (ii) Amendment No. 3 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016 and Amendment No. 2 filed on August 26, 2016 and (iii) Amendment No. 11 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016, Amendment No. 9 filed on August 16, 2016 and Amendment No. 10 filed on August 26, 2016.

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,558,428.514

	8.	Shared Voting Power 515,884

	9.	Sole Dispositive Power 4,558,428.514

	10.	Shared Dispositive Power 515,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,074,312.514

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 515,884

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 515,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 515,884

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 31679F 10 1

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 515,884

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 515,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 515,884

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) PN

This Schedule 13D/A constitutes (i) Amendment No. 4 to the Schedule 13D of Fifth Street Asset Management Inc. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on April 8, 2016, Amendment No. 2 filed on August 16, 2016 and Amendment No. 3 filed on August 26, 2016, (ii) Amendment No. 3 to the Schedule 13D of Fifth Street Holdings L.P. originally filed on February 24, 2016, as amended by Amendment No. 1 filed on August 16, 2016 and Amendment No. 2 filed on August 26, 2016 and (iii) Amendment No. 11 to the Schedule 13D of Leonard M. Tannenbaum originally filed on March 21, 2014, as amended by Amendment No. 1 filed on March 24, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on December 22, 2014, Amendment No. 4 filed on May 26, 2015, Amendment No. 5 filed on December 2, 2015, Amendment No. 6 filed on December 31, 2015, Amendment No. 7 filed on February 3, 2016, Amendment No. 8 filed on February 24, 2016, Amendment No. 9 filed on August 16, 2016 and Amendment No. 10 filed on August 26, 2016.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following:

The acquisitions by FSH reported in Item 5(c) were made using FSH’s working capital and borrowings by FSH.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)-(b) The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 29,466,768 outstanding Shares as of August 9, 2016, as reported in the Issuer’s Form 10-Q filed on August 9, 2016. Of the Shares over which Mr. Tannenbaum has sole voting and dispositive power, (i) 4,451,919.514 Shares are held by him directly; (ii) 95,634 Shares are held by the Leonard M. Tannenbaum Foundation (the “Foundation”), for which Mr. Tannenbaum serves as the President; and (iii) 10,875 Shares are held as custodian for his three children (in the amounts of 7,500 Shares, 2,000 Shares and 1,375 Shares). The 515,884 Shares over which Mr. Tannenbaum has shared voting and dispositive power are directly held by FSH. The 515,884 Shares over which FSAM has shared voting and dispositive power are directly held by FSH.

(c) Schedule A sets forth all transactions with respect to Shares by Mr. Tannenbaum, FSAM and FSH since the filing of the Tenth Amended Schedule 13D on August 26, 2016.

(d) FSH has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 515,884 Shares beneficially owned by Mr. Tannenbaum and FSAM. The Foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 95,634 Shares beneficially owned by Mr. Tannenbaum. Mr. Tannenbaum’s children have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,875 Shares beneficially owned by Mr. Tannenbaum.

Schedule A

Except as otherwise noted below, all transactions were purchases of Shares effected in the open market, and the price per share excludes commissions paid.

Name	Date of Transaction	Amount of Securities	Price per Share
Fifth Street Holdings L.P.	September 1, 2016	250,000	$8.9100
Fifth Street Holdings L.P.	September 2, 2016	34,530	$8.9094	(1)
Fifth Street Holdings L.P.	September 6, 2016	38,313	$8.8899	(2)
Fifth Street Holdings L.P.	September 7, 2016	38,313	$8.9183	(3)

(1) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $8.86 to $8.98. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(2) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $8.80 and $8.95. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

(3) The price per share represents a weighted average price of purchases executed in multiple transactions with purchase prices ranging from $8.83 and $8.95. The reporting persons undertake to provide full information regarding the number of shares purchased at each separate price upon request by the staff of the Securities and Exchange Commission.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2016

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS, L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer